Exhibit 99.1

NeoGames Announces Landmark Agreement with Intralot do Brasil to Launch iLottery and Online Sports Betting

 – Agreement with Operator in the State of Minas Gerais, Brazil Marks Expansion into Latin America, following proven success in North America and Europe –

Luxembourg, June 28, 2022 - NeoGames S.A., (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, today announced a multi-year turnkey project with Intralot do Brasil, the lottery operator for over a decade for Loteria Mineira, the official lottery in Brazil's second largest state, Minas Gerais.  The agreement with Intralot do Brasil, owned by SAGA Business Intelligence, after acquiring the local company and operations in 2021 from Intralot S.A, marks NeoGames' entry into the Brazilian market with an end-to-end solution of iLottery and online Sports Betting. The agreement is the Company’s first cooperation with BtoBet, its recently acquired Sports Betting solution as part of Aspire Global.

The comprehensive digital solution is expected to build on the existing, successful retail lottery and digital keno program in the state. NeoGames will provide Intralot do Brasil with its industry leading NeoSphere platform, a variety of powerful eInstant games from the NeoGames Studio tailored to the local market, and a wide range of services. The solution will also include a complete online Sports Betting solution and services from Aspire Global’s BtoBet, customized for the Brazilian market.

“Working with the professional team at Intralot do Brasil, we are truly excited to support the goals of Loteria Mineira.  By delivering our industry leading platform, comprehensive player-focused services, and market-proven games, as well as leveraging our advanced online sports betting solutions BtoBet, we are beginning to demonstrate one of the key strategic benefits for our recent acquisition of Aspire Global.  By early next year, we will provide online lottery and sports betting players in Minas Gerais with an exceptional online gaming experience. We hope to serve as a strong partner to Intralot do Brasil in helping them achieve continued success in Minas Gerais, while simultaneously supporting our near and long-term objectives in Brazil and throughout Latin America.” - NeoGames CEO, Moti Malul

“As a leader in the Brazilian Lottery market, we are delighted to join forces with NeoGames in a partnership that is intended to provide our players with a comprehensive digital program that will expand and enhance our content and services offerings in Minas Gerais to new and exciting areas, such as online instant games and online sports betting. The new modalities and investments in technology are also part of the expansion plan for new states and federal licenses. NeoGames is one of the most experienced and innovative iLottery providers in the market and we are confident that this partnership will drive our lottery forward.” - Saga Consultoria and Intralot do Brasil CEO & Owner, Sérgio Alvarenga

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators.  The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from PariPlay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remain an instrumental partner to our customers worldwide, as we work to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

About SAGA Business Intelligence
SAGA was founded in 2007 with a focus on the traffic technology, transportation and lottery business in Brazil. In 2010, it developed its first official lottery operation in partnership with Intralot S.A., winning the concession in the State of Minas Gerais to operate online/real-time games. Thus, for more than 12 years, operating a network of approximately 3,000 terminals and thousands of customers in physical and online channels, the company has developed logistical, financial, commercial and operational know-how in the market, positioning itself as the most successful operation in the country. It also stands out for its performance, with revenues exceeding BRL 1.2 billion. In 2020, it acquired the shares of Intralot S.A. in the company and became the owner of Intralot do Brasil. In the same year, it launched its flagship game, Keno Minas, on the web channel with its own game and payment system.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events including our expectations regarding our partnership with the Intralot do Brasil. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts

Investor Contact:

ir@neogames.com

Media Relations:

pr@neogames.com